UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934
                        (Amendment No. _1__)*



                   BIG SKY TRANSPORTATION CO.
                       (Name of Issuer)

                    1996 Series Common Stock
                (Title of Class of Securities)

                          #089539 20 9
                         (CUSIP Number)

Kim B. Champney, President, 1601 Aviation Pl, Billings MT 59105, 406-245-9449 (Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications)

                      December 31, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 4 Pages

                                SCHEDULE 13D

CUSIP No. 089539 20 9                 Page      2      of     4       Pages

1 names of reporting persons/
  i.r.s. identification nos. of above person (entities only)
  Jon Marchi, ###-##-####

2 check the appropriate box if a member of a group (see instructions)(a) [  ]
  N/A                                                                (b) [  ]

3 sec use only

4 source of funds (see instructions)
  AF

5 check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]
   NA

6 citizenship or place of organization
  Montana, USA

NUMBER OF
SHARES           7 sole voting power
BENEFICIALLY
OWNED BY           61,084
EACH
REPORTING        8 shared voting power
PERSON
WITH               1,647

                 9 sole dispositive power

                   61,084

                10 shared dispositive power

                   1,647

11 aggregate amount beneficially owned by each reporting person
   62,731

12 check if the aggregate amount in row (11) excludes certain shares
   (see instructions)[  ]
   NA

13 percent of class represented by amount in row (11)
   5.79%

14 type of reporting person (see instructions)
   IN

                                      Page      3      of     4      Pages

THIS SCHEDULE 13D AMENDS THE SCHEDULE 13D FILED BY REPORTING
PERSON ON  JANUARY 12, 1999.

Item 1.    Security and Issuer.

Big Sky Transportation Co. ("Big Sky") is a regional commuter air carrier, which operates passenger, freight, and air carrier service in twenty-four communities in seven states. Big Sky's headquarters are in Billings, Montana. It has air service hubs in Billings, MT and in Dallas, TX.
The issuer's name is Big Sky Transportation Co. Its address is 1601 Aviation Place, Billings, MT, 59105.

As of September 30, 1998, Big Sky had 1,084,160 shares 1996 Series Common Stock outstanding, the only class of securities of the corporation presently issued and outstanding.

Item 2.    Identity and Background.

The reporting person, Jon Marchi, is a citizen of Montana.

Mr. Marchi resides at 7783 Valley View Road, Polson, MT, 59860.

Mr. Marchi's principal occupation is ranching.

Mr. Marchi has not been convicted in a criminal proceeding during the last five years.

Mr. Marchi is presently involved in dissolution of marriage proceedings. Mr. Marchi has not otherwise been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, nor has he been over the past five years.

Item 3.    Source and Amount of Funds or Other Consideration.

See Item 4 below.

Item 4.    Purpose of Transaction.
This report shows the percentage of shares acquired by Glacier Venture Fund Limited Partnership that are attributed to Mr. Marchi as a result of his ownership in the Fund. Mr. Marchi is a principal in the Glacier Venture Fund, an investment fund with principal place of business in Helena, Montana. Mr. Marchi has a combined 12.2% ownership interest in Glacier Venture
Fund. Glacier Venture Fund acquired a total of 13,500 shares of Big Sky's 1996 Series Common Stock on December 31, 1998 in open market purchases for cash as follows: 5,000 shares at $1.8125, 3,500 shares at $1.875, and 5,000 shares at $1.9375. The shares were purchased for investment purposes by the Fund.

                                      Page      4      of     4      Pages

Item 5.    Interest in Securities of the Issuer.

As of September 30, 1998, Big Sky had 1,084,160 shares of 1996 Series Common Stock outstanding. The aggregate number and percentage of shares of Big Sky 1996 Series Common Stock owned by Mr. Marchi are as follows:

      Number of Shares                Percentage of Class
           62,731                          5.79%

Mr. Marchi has 21,264 shares directly owned, 39,820 shares indirectly owned through his individual retirement account, and 1,674 shares attributed to him through Glacier Venture Fund. Mr. Marchi has the direct power to vote and dispose of 61,084 shares and indirect power over the 1,674 shares owned by Glacier Venture Fund.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Marchi is a Director of Big Sky and is Chairman of its Board. Mr. Marchi is entitled to the award of certain stock options (up to 2,000 shares of 1996 Series Common Stock per year) under Big Sky's Directors' Composition, Meeting, and Compensation Plan. Mr. Marchi has no unexercised stock options of Big Sky as of this date.

Item 7.    Material to be Filed as Exhibits.

NA


                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       January 13, 1999

Signature:  /s/Jon Marchi

Title:  Reporting Person